Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GPWA, LLC

We have audited the accompanying statement of financial condition of GPWA, LLC (a Tennessee limited liability company) as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of GPWA, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GPWA, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Knight Rolleri Sheppard CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP
Fairfield, Connecticut
February 23, 2016

1499 Post Road, Suite 1040 • Fairfield, CT 06824 • p:203.259.2727 • f:203.256.2727 • www.krscpasllp.com